

Fitch Ratings, Inc.

2018 Form NRSRO Annual Certification

Exhibit 9.   Chief Compliance Officer

Trevor Pitman is the Chief Compliance Officer of Fitch Ratings, Inc. Mr. Pitman is employed full time by Fitch Ratings Limited, a wholly owned subsidiary of Fitch Ratings, Inc.

Employment History:

- *Fitch Ratings, Inc./ Fitch Ratings Limited*
  - Chief Compliance Officer (2019)
  - Independent Consultant to Fitch Ratings Limited (2018 – 2019)
  - Global Head of Regulatory Compliance (2017-2018)
  - Senior Compliance Officer, EMEA and APAC (2015 – 2017)
  - Regional Credit Officer, EMEA and APAC (2009 – 2015)
  - Managing Director, EMEA and APAC Corporate Ratings (2001 – 2009)
  - Director, Corporate Ratings (1993 – 2001)

- *First Boston Limited (Credit Suisse)*, London, United Kingdom (1985 – 1993)
- *Peat, Marwick, Mitchell (KPMG)*, London, United Kingdom (1980 – 1985)

Education:

- *Oxon, MA Hons*
- *Oxford University, BA Honours Philosophy and Economics*